SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date February 23, 2006________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated February 22, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: February 22, 2006

BIOTECH HOLDINGS GRANTS DIRECTOR OPTIONS

Vancouver, B.C., February 22, 2005 -. Biotech Holdings (the "Company", TSXV: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announced today that the Board of Directors has granted to Mr. Art Cowie 300,000 director^s options at a price of $0.135 Cdn, to vest four months from the date of this announcement and expiring February 22, 2008.

Biotech Holdings Ltd. is based in Richmond, British Columbia.

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at http://www.biotechltd.com.

Signed on behalf of the Board of Directors by Robert Rieveley, Chairman.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.